UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: May 21, 2014	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

21 May 2014

CSR plc

ANNUAL GENERAL MEETING

LR 9.6.3, 9.6.18

CSR plc (the “Company”) announces that all resolutions contained in the Notice of Meeting dated 13 March 2014 previously circulated to shareholders were passed at the Annual General Meeting of the Company held on Wednesday 21 May 2014 and that a copy of the resolutions below has been submitted to the National Storage Mechanism for publication today.

Resolution 16	That, in accordance with sections 366 and 367 of the Companies Act 2006, the Company and all companies that are subsidiaries of the Company at any time during the period for which the resolution has effect, be and are hereby authorised, in aggregate, during the period beginning with the date of the passing of this resolution and ending on the conclusion of the annual general meeting of the Company in 2015 (unless such authority is previously renewed, varied or revoked by the Company in a general meeting), to:

(i) make political donations to political parties and/or independent election candidates not exceeding £12,500 in total;

(ii) make political donations to political organisations other than political parties not exceeding £12,500 in total; and

(iii) incur political expenditure not exceeding £12,500 in total.

For the purposes of this resolution the terms “political donation”, “political parties”, “independent election candidates”, “political organisations” and “political expenditure” shall have the meanings given by sections 363 to 365 of the Companies Act 2006.

Resolution 17	That the Board be generally and unconditionally authorised to allot shares in the Company and to grant rights to subscribe for or convert any security into shares in the Company:

(A) up to a nominal amount of £55,558 (such amount to be reduced by the nominal amount allotted or granted under paragraph (B) below in excess of such sum); and

(B)   comprising equity securities (as defined in section 560(1) of the Companies Act 2006) up to a nominal amount of £111,116 (such amount to be reduced by any allotments or grants made under paragraph (A) above) in connection with an offer by way of a rights issue:

(i)     to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)    to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, such authorities to apply until the end of next year’s annual general meeting (or, if earlier, until the close of business on 21 August 2015) but, in each case, during this period the Company may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not ended.

Resolution 18	That, if Resolution 17 is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by Resolution 17 and/or to sell ordinary shares held by the Company as treasury shares for cash as if section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited:

(A)   to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under Resolution 17(B), by way of a rights issue only):

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to holders of other equity securities, as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(B)   in the case of the authority granted under Resolution 17(A) and/or in the case of any sale of treasury shares for cash, to the allotment (otherwise than under Resolution 18(A) above) of equity securities or sale of treasury shares up to a nominal amount of £8,333, such power to apply until the end of next year’s annual general meeting (or, if earlier, until the close of business on 21 August 2015) but in each case, during this period the Company may make offers, and enter into agreements which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power ends and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not ended.

Resolution 19	That the Company be authorised for the purposes of section 701 of the Companies Act 2006 to make one or more market purchases (as defined in section 693(4) of the Companies Act 2006) of its ordinary shares of 0.1 pence each, such power to be limited:

(A) to a maximum number of 16,667,500 ordinary shares (10% of the Company’s issued share capital);

(B) by the condition that the minimum price (exclusive of expenses) which may be paid for any ordinary share is 0.1 pence;

(C) by the condition that the maximum price (exclusive of expenses) which may be paid for any ordinary share is the highest of:

(i)     an amount equal to 5% above the average middle market quotation of an ordinary share of the Company for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and

(ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out;

such authority to apply until the end of next year’s annual general meeting (or, if earlier, at the close of business on 21 August 2015) but in each case so that the Company may, before such authority expires, enter into a contract to purchase ordinary shares which will or may be completed or executed wholly or partly after this authority expires and the Company may purchase ordinary shares pursuant to any such contract as if the authority had not expired.

Resolution 20	That a general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice.

Resolutions 1 to 17 were passed as ordinary resolutions and resolutions 18 to 20 were passed as special resolutions. The voting results are shown below:

		Votes cast in favour and as a percentage of total votes cast (excluding votes withheld)		Votes cast against and as a percentage of total votes cast (excluding votes withheld)		Votes withheld
	Ordinary resolutions
1	To receive the Company’s Annual Report and Accounts for the 52 week period ended 27 December 2013, together with the reports of the directors and auditors and the Strategic Report	117,879,211	99.96	51,628	0.04	666,713
2	To approve the Remuneration Report, other than the part containing the Directors’ Remuneration Policy, for the 52 week period ended 27 December 2013	110,502,249	94.75	6,120,805	5.25	1,974,498
3	To approve the Directors’ Remuneration Policy contained in the Remuneration Report for the 52 week period ended 27 December 2013	110,758,320	93.71	7,439,587	6.29	399,645
4	To re-elect as a director Mr Joep van Beurden	117,797,887	99.33	796,619	0.67	3,046
5	To re-elect as a director Mr Will Gardiner	117,797,809	99.33	796,697	0.67	3,046
6	To re-elect as a director Mr Chris Ladas	117,794,506	99.33	800,000	0.67	3,046
7	To re-elect as a director Mr Anthony Carlisle	118,434,103	99.86	160,403	0.14	3,046
8	To re-elect as a director Mr Ron Mackintosh	117,290,627	99.05	1,128,649	0.95	178,276
9	To re-elect as a director Ms Teresa Vega	114,950,417	96.93	3,644,089	3.07	3,046
10	To re-elect as a director Dr Levy Gerzberg	117,692,309	99.26	879,633	0.74	25,610
11	To re-elect as a director Mr Chris Stone	118,344,753	99.81	227,189	0.19	25,610
12	To elect as a director Mr Walker Boyd	118,440,205	99.89	131,737	0.11	25,610
13	To re-appoint Deloitte LLP as auditors	117,071,929	98.73	1,500,013	1.27	25,610
14	To authorise the directors to determine the remuneration of the auditors	117,404,865	99.02	1,167,077	0.98	25,610
15	To authorise the payment of a final dividend on the Company’s ordinary shares	118,519,841	99.96	51,616	0.04	25,610

	Special business
16	To authorise the Company and its subsidiaries to make political donations	109,717,247	92.52	8,874,459	7.48	6,331
17	To authorise the Company to allot shares pursuant to section 551 of the Companies Act 2006	116,991,039	98.65	1,600,183	1.35	6,330

	Special resolutions
18	To renew the disapplication of statutory pre-emption rights under section 570 of the Companies Act 2006	118,535,616	99.95	58,662	0.05	3,274
19	To grant the Company authority to purchase its own shares under section 701 of the Companies Act 2006	118,540,342	99.95	54,116	0.05	3,094
20	To authorise a general meeting other than an annual general meeting to be called on not less than 14 clear days’ notice	113,435,801	95.65	5,158,705	4.35	3,046

Enquiries
Company Secretary, CSR plc	FTI, Charlie Palmer
+ 44 1223 692000	+44 203 727 1000

ENDS